                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                               G&L Realty Corp.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                  10.25% Series A Cumulative Preferred Stock
                   9.8% Series B Cumulative Preferred Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   361271109
                                   361271208
                                   361271307
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                                 (CUSIP Number)

                              Steven D. Lebowitz
                             c/o G&L Realty Corp.
                            439 North Bedford Drive
                        Beverly Hills, California 90210
                         Telephone No. (310) 273-9930
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 15, 2001
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_] 1.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

              (Continued on following pages) (Page 1 of 7 Pages)

__________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D


------------------------------------------          ----------------------------
CUSIP NO. 361271109/361271208/361271307                Page 2 of 5 Pages
          -------------------------------                  ---  ---
------------------------------------------          ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Steven D. Lebowitz
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              635,770 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              635,770 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          635,770 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          20.3% of the outstanding shares of Common Stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

The Schedule 13D, dated December 16, 1993, filed by Steven D. Lebowitz, as amended by the Amendment No. 1 to Schedule 13D, dated December 16, 1994, as amended and restated by Amendment No. 2 to Schedule 13D, dated April 25, 2001 as amended by Amendment No. 3 to Schedule 13D, dated May 21, 2001, is hereby further supplemented by this Amendment No. 4. Capitalized terms used herein without definition shall have the meanings given to them in prior filings.

Item 5.  Interest in Securities of the Issuer.

          On August 1, 2001, G&L Realty Partnership, LP (the "Operating Partnership") issued 205,621 shares of Common Stock of G&L Realty Corp. (the "Issuer") to Mr. Lebowitz in connection with the exchange of 205,621 limited partnership units (the "Units") in the Operating Partnership held by Mr. Lebowitz. A copy of the Redemption Agreement by and among the Operating Partnership, Daniel M. Gottlieb and Steven D. Lebowitz dated as of August 1, 2001 is attached hereto as Exhibit 1, and is incorporated herein by reference. In addition, on August 15, 2001, the Operating Partnership issued 45,862 shares of Common Stock of the Issuer to Mr. Lebowitz in connection with the exchange of 45,862 Units held by Mr. Lebowitz. A copy of the Redemption Agreement by and among the Operating Partnership, Daniel M. Gottlieb and Steven D. Lebowitz dated as August 15, 2001 is attached hereto as Exhibit 2, and is incorporated herein by reference. Mr. Lebowitz currently beneficially owns 635,770 shares of Common Stock, including (i) 2,460 shares held in trust for the benefit of his children and (ii) options to purchase 83,500 shares of Common Stock.


Item 7.  Material to be Filed as Exhibits.

          Exhibit No.      Description
          ----------       -----------

               1 Redemption Agreement dated August 1, 2001 by and among G&L Realty Partnership, LP, Daniel M. Gottlieb and Steven D. Lebowitz

               2 Redemption Agreement dated August 15, 2001 by and among G&L Realty Partnership, LP, Daniel M. Gottlieb and Steven D. Lebowitz

                                  Page 3 of 5
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 2001

                                    /s/ Steven D. Lebowitz
                                    -----------------------------
                                    Steven D. Lebowitz

                                  Page 4 of 5
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                                 Exhibit Index


     Exhibit No.         Description
     -----------         -----------

           1 Redemption Agreement dated August 1, 2001 by and among G&L Realty Partnership, LP, Daniel M. Gottlieb and Steven D. Lebowitz

           2 Redemption Agreement dated August 15, 2001 by and among G&L Realty Partnership, LP, Daniel M. Gottlieb and Steven D. Lebowitz